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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. __)*


                       NANOPHASE TECHNOLOGIES CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  630079 10 1
             ---------------------------------------------------
                                 (CUSIP Number)


                           -----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of 6
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                                SCHEDULE 13G

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  CUSIP No. 630079 10 1                                       Page 2 of 6 Pages
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1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        ROBERT W. SHAW, JR.

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

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                          5.      SOLE VOTING POWER

                                  901,684

                          ------------------------------------------------------
                          6.      SHARED VOTING POWER
                                  -0-
       NUMBER OF
  SHARES BENEFICIALLY     ------------------------------------------------------
       OWNED BY           7.      SOLE DISPOSITIVE POWER
    EACH REPORTING                -0-
      PERSON WITH
                          ------------------------------------------------------
                          8.      SHARED DISPOSITIVE POWER
                                  901,684

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                              [X]


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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        0.0%


--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN


--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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  CUSIP No. 630079 10 1                                       Page 3 of 6 Pages
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ITEM 1(a)       NAME OF ISSUER:

                     Nanophase Technologies Corporation

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     453 Commerce Street
                     Burr Ridge, Illinois 60521

ITEM 2(a)       NAME OF PERSON FILING:

                     Robert W. Shaw, Jr.

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OF, IF NONE,
                RESIDENCE:

                     Robert W. Shaw, Jr.
                     c/o Arete Ventures, Inc.
                     6110 Executive Boulevard
                     Suite 1040
                     Rockville, Maryland  20852

ITEM 2(c)       CITIZENSHIP:

                     U.S.A.

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                     Common Stock, par value $.01 per share

ITEM 2(e)       CUSIP NUMBER:

                     630079 10 1

ITEM 3.     TYPE OF PERSON:

                     Not Applicable.
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  CUSIP No. 630079 10 1                                       Page 4 of 6 Pages
--------------------------                                  --------------------

ITEM 4.         OWNERSHIP:

                (a)  AMOUNT BENEFICIALLY OWNED:

                     -0-(1)

                (b)  PERCENT OF CLASS:

                     0.0%(1)

                (c)  NUMBER OF SHARES AS TO WHICH PERSON HAS:

                     (i)   sole power to vote or to direct the vote: 901,684(1)

                     (ii)  shared power to vote or to direct the vote:  -0-

                     (iii) sole power to dispose or to direct the disposition
                           of: -0-

                     (iv) shared power to dispose or to direct the disposition of: 901,684(1)

________________
(1) Dr. Shaw serves as the managing general partner of (i) Arete Ventures Investors II Limited Partnership, which is the managing general partner of UVCC Fund II ("UVCC II") and (ii) Arete Ventures Limited Partnership III, which is the managing general partner of UVCC II Parallel Fund, L.P. ("UVCC Parallel"). In such capacities, he has sole voting power and shares investment power with respect to (i) the 384,034 shares of Common Stock and 66,808 shares of Common Stock issuable upon exercise of warrants presently exercisable, all of which are held by UVCC II, and (ii) the 384,034 shares of Common Stock and 66,808 shares of Common Stock issuable upon exercise of warrants presently exercisable, all of which are held by UVCC Parallel. Dr. Shaw, therefore, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by UVCC II and UVCC Parallel, which would equal 7.3% of the Common Stock outstanding as of December 31, 1997. Dr. Shaw disclaims this beneficial ownership.
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  CUSIP No. 630079 10 1                                        Page 5 of 6 Pages
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ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                     Not Applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

                     Not Applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                     Not Applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP:

                     Not Applicable.

ITEM 10.         CERTIFICATION:

                     Not Applicable.
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  CUSIP No. 630079 10 1                                       Page 6 of 6 Pages
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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998



                                        /s/ ROBERT W. SHAW, JR.
                                        --------------------------------
                                            Robert W. Shaw, Jr.